Exhibit (a)(1)(xxi)

PRESS RELEASE

Fintech Telecom and Affiliates Announce Final Results of Tender Offer

for Class B Shares and ADSs of Telecom Argentina

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New York, NY, November 25, 2016 — Fintech Telecom, LLC (“Fintech Telecom”), along with its affiliates Fintech Advisory Inc. and David Martínez (collectively, the “Bidders”), announced today the final results of their previously announced all-cash tender offer in the U.S. (the “U.S. Offer”) for all outstanding Class B Shares held by U.S. holders and all outstanding American depositary shares (“ADSs”) of Telecom Argentina S.A. (“Telecom Argentina”), which expired at 5:00 p.m., New York City time, on November 23, 2016.

Based on the final count by Computershare Inc., the receiving agent for the U.S. Offer (“U.S. Receiving Agent”), 5,549,219 ADSs and 3,695 Class B Shares were validly tendered and not withdrawn. The Bidders have accepted for purchase all ADSs and Class B Shares validly tendered and not withdrawn for a total purchase price of approximately $105 million, net of paid distributions but excluding applicable withholding taxes.  Settlement of the U.S. Offer is expected to occur on December 1, 2016.

The simultaneous offer by Fintech Telecom in Argentina (the “Argentine Offer” and, together with the U.S. Offer, the “Offers”), in accordance with the tender offer rules of the Republic of Argentina, to purchase all outstanding Class B Shares of Telecom Argentina not owned by Fintech Telecom or its affiliates expired at 1:00 p.m., Buenos Aires time, on November 4, 2016.  12,337,723 Class B Shares, all of which Fintech Telecom accepted for purchase, were validly tendered and not withdrawn in the Argentine Offer.

Upon settlement of the U.S. Offer, and as a result of the Offers, the Bidders’ direct and indirect beneficial ownership of outstanding Class B Shares (excluding treasury shares and including Class B Shares the rights to which are represented by ADSs) will increase to approximately 20.35%.

Additional Information

This press release is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of TEO. Complete terms and conditions of the U.S. Offer are set forth in the U.S. Offer to Purchase, Letter of Transmittal and other related materials that were filed by the Bidders with the SEC on September 15, 2016 and have been amended from time to time. Copies of the U.S. Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from D.F. King & Co., Inc., the U.S. information agent for the U.S. Offer, toll free at (866) 721-1211, or for bankers and brokers, at (212) 269-5550 or via email at teco@dfking.com. The receiving agent in the U.S. for purposes of the U.S. Offer is Computershare, Inc.

For further information please contact:

Julio R. Rodriguez, Jr.

Fintech Telecom, LLC

375 Park Avenue, 38th Floor

New York, New York 10152

Telephone: (212) 593-4500